EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 9, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

MAJOR EVENT

CITIBANK & SANTANDER CENTRAL HISPANO REACH AGREEMENT ON ASSET MANAGEMENT IN SPAIN

- **Citibank moves forward in its Independent Advice Service with the distribution of Santander Central Hispano's mutual and pension funds**
- **Santander Central Hispano will acquire the local management companies of Citigroup's Spanish domiciled mutual and pension funds.**
- **Citigroup Asset Management, the international asset management division of Citigroup, will reinforce its strategy for global funds.**

MADRID, April 8th , 2002 – In a move which enables both Santander Central Hispano and Citigroup to successfully pursue their respective strategies for asset management, an agreement has been announced today by which Citibank España, Citigroup´s Consumer Banking vehicle, will begin to market through its branches, local mutual and pensions funds presently managed by Santader Central Hispano.

As part of the agreement, Santander Central Hispano Asset Management will acquire the local management companies of Citigroup's Spanish domiciled mutual and pension funds. Santander Central Hispano will manage these funds, which have up until now been managed by Citigroup, and which represent a total of 987 million euros as of March 31th, 2002.

In addition to optimizing the strategic priorities of both companies, this transaction, in which the mutual funds will be managed by Santander Central Hispano under the trademark "Citi", ensures for Citibank clients the continuation of quality and service levels in accordance with global first-class standards. Furthermore, it also achieves employment continuity for the employees of the "Citi" funds business.

Citibank España will continue to market these funds in its offering to its Spanish clients and, as mentioned above, will add the wide range of funds managed by Santander Central Hispano Asset Management, enhancing its Independent Advice Service.

Through this service, Citibank's clients have access to a wide variety of mutual funds from some of the best fund management companies in the world. Moreover, in order to assure an independent product selection, Citibank incorporates Standard & Poors ratings across its advisory process.

Presently, Santander Central Hispano Asset Management is the leader in Spain, managing assets in excess of 61 billion euros, and enjoying a recognized track record of product innovation, consistent results and strong internal control.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Citigroup Asset management, which remains committed to its commercial presence in Spain, will concentrate asset management activities on its global funds. These funds, which total 11.9 billion euros, are domiciled in Luxembourg.

Also within the agreement, which is subject to approval from the usual governmental agencies and internal regulatory requirements, Santander Central Hispano Investment will assume the legal position of depository of the Citigroup´ s Spanish domiciled mutual and pension funds.

Schroder Salomon Smith Barney advised Citigroup in this transaction.
For further information, contact:

Santander Central Hispano Gestión de Activos develops its activities in the Iberian peninsula and in Latin American, with total assets under management in excess of 92 billion as of March 31, 2002. Mutual and pensions funds are distributed in Spain under Santander Central Hispano, Banesto and BSN Banif brands. Total staff in Spain comes to 400 employees, with more than a hundred investment profesionals serving three million clients and 61 billion € under management. It has a market share in Spain of 26.2% in mutual funds.

Santander Central Hispano is the leading financial group in Spain and in Latin America, with a total of 40 million customers in 40 countries across the globe. It offers a full range of retail and global wholesale banking products and services, provided by its more than 110,000 employees in nearly 10,000 branches. The Group has a market share of 17% in the Iberian peninsula and more than 10% in Latin America.

Citigroup Asset Management is comprised of the substantial resources that are available through its three primary asset management business platforms: Salomon Brothers Asset Management, Smith Barney Asset Management, a division of Salomon Smith Barney Inc., and Citibank Global Asset Management. Citigroup Asset Management companies offer institutional, high net worth and retail clients a broad range of investment disciplines from global investment centers around the world. Products and services offered include mutual funds, closed-end funds, separately managed accounts, unit investment trusts and variable annuities (through affiliated and third party insurance companies). Aggregate assets under management totaled $416.9 billion as of December 31, 2001.

Citigroup (NYSE: C), the preeminent global financial services company with some 200 million customer accounts in more than 100 countries, provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage, and asset management. Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Smith Barney, Banamex, and Travelers. Additional information may be found at: www.citigroup.com.

###

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2002

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: ______________________________
Name: *Antonio Aparicio*
Title: Senior Vice President